UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         September, 2004

Commission File Number      0-29586

(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐          No   ☒
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐          No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            EnerNorth Industries Inc.
               (formerly: Energy Power Systems Limited)

Date: September 28, 2004                        By:____"Sandra J. Hall"____ ______
           Sandra J. Hall,
                                   President, Secretary & Director

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

EnerNorth Industries Inc.
Consolidated Financial Statements
For the years ended June 30, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

Contents

Auditors' Report	2

Comments by Auditor for U.S. Readers on
Canada-U.S. Reporting Difference	3

Consolidated Financial Statements
Balance Sheets	4
Statements of Loss and Deficit	5
Statements of Cash Flows	6
Summary of Significant Accounting Policies	7-11
Notes to Consolidated Financial Statements	12-31

Auditors' Report

To the Shareholders of
EnerNorth Industries Inc.

We have audited the consolidated balance sheets of EnerNorth Industries Inc. as at June 30, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for the years ended June 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended June 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

/s BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 31, 2004

Comments by Auditor for U.S. Readers
on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes described in Note 5 to the financial statements. Our report to the shareholders dated August 31, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the Auditors' Report when the changes are properly accounted for and adequately disclosed in the financial statements.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in the summary of significant accounting policies. Our report to the shareholders dated August 31, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
August 31, 2004

EnerNorth Industries Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

June 30	2004	2003

Assets

Current
Cash and cash equivalents	$600,313	$6,729,283
Restricted cash (Note 7)	-	1,218,070
Marketable securities (market value $680,301; 2003 - $227,416)	521,039	176,804
Accounts receivable (Note 1)	7,690,129	6,503,464
Inventories	466,969	713,835
Unbilled revenue	1,941,548	1,680,806
Due from co-venturers (Note 6)	923,168	461,150
Prepaid expenses	700,851	240,725
Investment (Notes 2 and 18)	3,365,000	-

	16,209,017	17,724,137
Investment (Notes 2 and 18)	-	3,500,000
Oil and gas properties (Note 3)	3,750,817	4,444,038
Capital assets (Note 4)	3,272,538	3,166,786
Future income tax (Note 11)	30,224	-

	$23,262,596	$28,834,961

Liabilities and Shareholders' Equity

Current
Bank indebtedness (Note 7)	$2,213,010	$2,036,933
Accounts payable and accrued liabilities	4,368,412	5,747,414
Due to shareholders (Note 8)	42,000	402,419
Deferred revenue	351,782	2,399,086
Current portion of long term debt (Note 9)	226,499	158,309
Future income tax (Note 11)	276,648	302,900
Oakwell claim payable (Note 21)	7,915,681	5,900,000

	15,394,032	16,947,061
Long-term debt (Note 9)	542,109	528,020
Future income tax (Note 11)	25,617	-
Site restoration (Note 5)	135,819	106,274

	16,097,577	17,581,355

Minority interest	75,141	-

Shareholders' equity
Share capital (Note 10)	43,339,132	43,339,132
Deficit	(36,249,254)	(32,085,526)

	7,089,878	11,253,606

	$23,262,596	$28,834,961

On behalf of the Board:
/s Sandra Hall                                                               Director
Sandra J. Hall

/s Milton Klyman                                                           Director
Milton Klyman

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)

For the years ended June 30	2004	2003	2002

Revenue	$34,065,783	$25,969,465	$22,010,321

Cost of sales and oil and gas operating costs
(including amortization of capital assets, site
restoration and depletion $671,752; 2003 -
$628,293; 2002 - $258,629)	28,499,924	22,356,431	19,037,135

Gross profit	5,565,859	3,613,034	2,973,186

Expenses
Administrative expenses	5,682,937	5,143,760	4,191,316
Amortization of capital assets	131,572	105,267	124,405
Interest	123,347	223,736	78,334
Interest on long term debt	50,962	49,922	57,675

	5,988,818	5,522,685	4,451,730

Loss from operations before
the following undernoted items	(422,959)	(1,909,651)	(1,478,544)
Other income (Note 12)	324,563	208,510	1,258,677
Oakwell claim (Note 21)	(2,015,681)	(5,900,000)	-
Write down of inactive capital assets	-	-	(316,668)

Net loss from operations before
minority interest and income taxes	(2,114,077)	(7,601,141)	(536,535)

Income taxes (Note 11)
Current	283	3,035	(39,765)
Future	28,441	443,300	634,600

	28,724	446,335	594,835
Net loss from operations before
minority interest	(2,142,801)	(8,047,476)	(1,131,370)

Minority interest	(75,141)	-	-

Net loss for the year	(2,217,942)	(8,047,476)	(1,131,370)

Deficit, beginning of year	(32,085,526)	(24,038,050)	(20,849,848)
Transitional impairment loss (Note 5)	(1,945,786)	-	(2,056,832)

Deficit, beginning of year, as restated	(34,031,312)	(24,038,050)	(22,906,680)

Deficit, end of year	$(36,249,254)	$(32,085,526)	$(24,038,050)

Net loss for the year per share (Note 16)	$(0.55)	$(2.11)	$(0.51)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

For the years ended June 30	2004	2003	2002

Cash provided by (used in)

Operating activities
Net loss from continuing operations for the year	$(2,217,942)	$(8,047,476)	$(1,131,370)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Amortization of capital assets and depletion	803,324	733,560	698,613
Future Income taxes	28,441	443,300	634,600
Gain on sale of capital assets	(7,267)	(9,532)	(7,895)
Oakwell claim	2,015,681	5,900,000	-
Gain on sale of marketable securities	(16,470)	(96,097)	(22,311)
Unrealized foreign exchange loss	135,000	-	-
Minority Interest	75,141	-	-
Valuation provision on marketable securities	-	-	108,376
Write down of inactive capital assets	-	-	316,668
Net change in non-cash working capital
balances (Note 13)	(3,868,903)	1,698,123	(2,617,222)

Investing activities	(3,052,995)	621,878	(2,020,541)
Proceeds (purchase) of marketable securities, net	(327,765)	203,093	(148,652)
Due from co-venturers	(477,691)	(307,917)	49,542
Purchase of oil and gas assets	(1,740,154)	(354,625)	(2,759,206)
Purchase of capital assets	(156,312)	(472,758)	(163,087)
Proceeds from sale of capital assets	41,276	35,458	22,900

	(2,660,646)	(896,749)	(2,998,503)

Financing activities
Bank indebtedness	176,077	574,167	633,765
Long term debt, net	(230,987)	(197,107)	(198,207)
Repayments to shareholders	(360,419)	(225,927)	(404,057)
Issuance of common shares	-	1,242,400	9,355,543

	(415,329)	1,393,533	9,387,044

Net increase (decrease) in cash during the year	(6,128,970)	1,118,662	4,368,000

Cash and cash equivalents, beginning of year	6,729,283	5,610,621	1,242,621

Cash and cash equivalents, end of year	$600,313	$6,729,283	$5,610,621

See supplementary cash flow information (Note 13 (a))
The accompanying summary of significant accounting policies and notes are an integral part of these financial statements

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Basis of Presentation	EnerNorth Industries Inc. (the "Company") is a corporation amalgamated under the laws of the Province of Ontario. The Company's business is its exploration and development of oil and gas reserves and its construction mechanical contracting and steel fabrication activities.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries M&M Engineering Limited ("M&M") and its wholly-owned subsidiary M&M Offshore Limited ("MMO"), 10915 Newfoundland Limited, 11123 Newfoundland Limited, it’s partnership Liannu LLP ("Liannu") and the proportionate share of its interests in joint ventures whose business focus is construction mechanical contracting and steel fabrication in Newfoundland. Minority interest represents the net residual interest in the equity of the partnership that belongs to the Company’s other partners in Liannu.

Going Concern	These consolidated financial statements have been prepared on the basis of a going concern, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a going concern is primarily dependent upon the enforceability of the Oakwell Claim (see Note 21). If the application of the Judgment becomes enforceable in Canada then there would be a material and adverse impact on the Company’s financial condition.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the "going concern" assumption is not appropriate for these consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Oil and Gas
Properties	The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted on the unit-of-production method based on the estimated proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at approximately 6,000 cubic feet to 1 barrel of oil.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Oil and Gas
Properties -
(Continued)	Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are included in oil and gas sales.

In applying the full cost method, the Company performs an annual impairment test ("ceiling test") which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes.

Royalties	As is normal to the industry, the Company's production is subject to crown, freehold and overriding royalties, and mineral or production taxes. These amounts are reported net of related tax credits and other incentives available.

Environmental and
Site Restoration
Costs	A provision for environmental and site restoration costs is made when restoration requirements are established and costs can be reasonably estimated. The accrual is based on management's best estimate of the present value of the expected cash flows. Site restoration costs increase the carrying amount of the oil and gas properties and are amortized on the same basis as the properties.

Accounting
Estimates	The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be material.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Revenue
Recognition	Industrial and Offshore Division

Revenue from construction and fabrication contracts is recognized on the percentage of completion method. The percentage of completion method recognizes revenue and unbilled accounts receivable by assessing the cost of the work performed in relation to the total estimated cost of the contract based on the contract value. Contract costs include all direct material and labour costs and those indirect costs related to contract performance such as supplies, tools and repairs. Administrative and general overheads are charged to expense as incurred. Contract losses are provided for in full in the year in which they become apparent.

Revenue on the sale of products and short term contracts is recognized when risk and title passes to the customer, which is generally upon shipment of product.

Oil and Gas Division

Oil and gas revenue is recognized on actual production, and upon delivery of the product to the customer based on the operators' reports.

Cash and Cash
Equivalents	Cash and cash equivalents consist of bank balances and investments in money market instruments with original maturities of three months or less.

Marketable
Securities	Marketable securities are valued at the lower of cost or market on a portfolio basis.

Inventories	Inventories of finished goods are valued at the lower of cost and net realizable value. Raw materials are valued at the lower of cost and replacement cost.

EnerNorth Industries Inc.
Summary of Significant Accounting Policies
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

Capital Assets	Capital assets consist primarily of fabrication buildings, office equipment, manufacturing equipment and vehicles. These assets are recorded at cost less accumulated amortization and write down for impairment.

Capital assets are amortized on the declining balance basis over their estimated useful lives at the following rates:

Buildings	3%
Manufacturing equipment	20%
Tools and equipment	20%
Office equipment	20%
Vehicles	30%
Paving	7%
Equipment under capital leases	20%

Foreign Currency
Translation	Foreign currency accounts are translated to Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in income in the current period.

Income Taxes	The Company accounts for income taxes under the asset and liability method. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carryforwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such tax assets will not be realized.

Stock Based
Compensation	The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. The Company does not record compensation expense for stock options granted to directors, officers and employees. However, additional disclosure of the effects of accounting for stock based compensation to directors, officers and employees as compensation expense, using the fair value method estimated using the Black-Scholes Option Pricing Model, is disclosed as pro-forma information. Any consideration paid by directors, officers and employees on exercise of stock options or purchase of stock is credited to share capital. Stock options issued to non-employees are recorded at their fair value at date of issuance.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

1.    Accounts Receivable

Receivables consist of the following:
	2004	2003

Trade	$7,350,726	$6,082,371
Holdbacks	176,687	360,780
Other	162,716	60,313

	$7,690,129	$6,503,464

2.    Investment

Investment consists of the following:
	2004	2003

Current
Investment in Konaseema EPS Oakwell Power Limited	$3,365,000	$-

Long term
Investment in Konaseema EPS Oakwell Power Limited	$-	$3,500,000

As of June 30, 2004, the Company owns 11,848,200 common shares (2003 - 11,348,200) of Rs. 10 each, of Konaseema EPS Oakwell Power Limited ("KEOPL") (the "KEOPL Shares"), a company incorporated in India, which is developing a power project in Andhra Pradesh, India.

Pursuant to an Arbitration Agreement and Award between the Company and VBC Ferro Alloys Ltd., an Indian corporation ("VBC"), the parent company of KEOPL and an Arbitration Award passed and dated October 11, 2003 by Hon’ble Arbitral Tribunal, India (the "Award") (i) VBC has agreed to transfer an additional 500,000 equity shares in KEOPL to the Company (valued at approximately CDN $146,000), and (ii) VBC is required to buy the 11,348,200 KEOPL Shares for INR 113,482,000 (approximately CDN $3.3 million) on or before the earlier of (a) 60 days after the first disbursal of funds on financial closure of the KEOPL Project, and (b) March 31, 2004. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from the earlier of (a) and (b) above. The Company may, upon written notice to VBC, require that VBC purchase, and VBC is required to buy, the additional 500,000 equity shares of KEOPL at a par value of INR 5 million on or before the same dates. VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to effect the purchase by VBC of the 11,348,200 KEOPL shares held by the Company. VBC raised a dispute regarding the purchase of the KEOPL shares and the Company commenced legal proceedings against VBC in the Hon'ble Chief Judge City Civil Court, Hyderabad, India (Execution Petition No. 46/2004) to enforce the Award and the purchase and sale of 11,348,200 KEOPL shares to VBC. The Company estimates that the carrying amounts of the investment in KEOPL will be fully recovered. The actual recoverable amount is dependent upon future events, foreign exchange fluctuations and subject to certain sovereign risks such as political instability and economic conditions, and could differ materially from the amount estimated by management.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

3.    Oil and Gas Properties

The Company has acquired various working interests in producing and non producing oil and gas properties in Canada. These properties are carried at cost set out below:

Petroleum and natural gas properties and equipment
		Accumulated
		Depletion and	Net Book
	Cost	Amortization	Value

June 30, 2004	$6,993,753	$3,242,936	$3,750,817

June 30, 2003	$5,282,876	$838,838	$4,444,038

As at June 30, 2004, costs of acquiring unproved properties in the amount of $5,598 (2003 - $5,270) were excluded from depletion calculations.

The Company is required to fund its share of costs and expenses. Failure to fund expenditures will in some cases result in a dilution of its interests.

4.    Capital Assets

Capital assets consists of the following:
		2004		2003

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Land	$342,884	$-	$342,884	$-
Building	2,304,335	652,690	2,350,141	671,386
Manufacturing equipment	719,784	662,716	717,634	646,063
Tools and equipment	1,770,912	1,362,362	1,727,943	1,254,302
Office equipment	584,048	376,527	478,425	298,536
Vehicles	527,560	317,824	259,373	205,420
Paving	40,350	19,093	38,851	17,550
Equipment under capital leases	480,337	106,460	516,448	171,656

	6,770,210	3,497,672	6,431,699	3,264,913

Net book value		$3,272,538		$3,166,786

The Company's ownership in the building located in Port aux Basques, Newfoundland, is an inactive asset with a carrying amount of $100,000 (2003 - $100,000) and may be subject to a third party debenture of $500,000 on the leasehold interest that expires on December 22, 2008. The Company's position with respect thereto is that it does not believe the debenture holder's security interest is valid.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

5.    Change in Accounting Policies

(a) Oil & Gas Accounting

During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 should be recorded as at July 1, 2003.

(b) Asset Retirement Obligations

During 2003, the Company early adopted the recommendations of the new CICA Handbook Section 3110, Asset Retirement Obligations on a retroactive basis. As a result of applying the new standards, management determined that the asset retirement obligation in the amount of $100,960 was necessary for site restoration costs related to its oil and gas properties for the prior year. The oil and gas properties were adjusted for the same amount and the effect to opening deficit in 2002 was considered to be immaterial.

(c) Goodwill

   During 2002, the Company adopted the recommendations of the new CICA Handbook Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangibles. As a result of applying the new standards, management determined that the value of goodwill was impaired and accordingly a transitional impairment loss $2,056,832 has been charged to opening deficit in 2002 resulting in no goodwill remaining. Goodwill had previously been amortized over 10 years.

6.    Joint Ventures

The Company’s subsidiary, M&M, carries on part of its business in four joint ventures: Newfoundland Service Alliance Inc. ("NSA"), a 20.83% owned joint venture; Magna Services Inc. ("Magna"), a 50% owned joint venture; North Eastern Constructors Limited ("NECL"), a 50% joint venture; and the Liannu/Mista-Shipu teaming arrangement, a net 24.5% joint venture.

During the 2004 fiscal year the Company recorded $2,059,002 (2003 - $3,241,557) of revenue from NSA and eliminated on proportionate consolidation $428,959 (2003 - $675,324). The Company also recorded revenue from NECL of $693,242 (2003 - $371,432) and eliminated in proportionate consolidation $346,621 (2003 - $185,716). The Company also recorded revenue from Liannu/Mista-Shipu of $177,664 (2003 - $nil) and eliminated on proportionate consolidation $88,832 (2003 - $nil). There were no revenues from Magna eliminated on proportionate consolidation.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
June 30, 2004, 2003 and 2002

6.    Joint Ventures - (Continued)

The following is a summary of the combined financial information relating to the Company's proportionate interest in these entities unadjusted for transactions between the entities and the Company:
	Proportionate Share of Joint
	Ventures' Financial Information
	2004	2003

Balance sheet
Current assets	$4,681,993	$4,952,377
Non current assets	33,384	63,753
Current liabilities	(4,021,542)	(4,991,836)
Operations
Revenue	19,339,402	7,703,574
Operating expenses and amortization	18,919,862	6,918,614
Net income	419,540	11,487
Cash flows
Operating activities	(3,673,530)	3,216,831
Financing activities	1,904,163	(1,176,403)
Investing activities	7,145	(83,705)

During the year, the Company received participation and service fees of $1,371,872 (2003 - $773,473) included in operating expenses from its joint ventures which have been eliminated upon proportionate consolidation.

7.    Bank Indebtedness and Restricted Cash

Bank indebtedness of M&M includes $1,509,532 (2003 - $1,926,453) of a revolving credit facility in the amount of $1,750,000, payable on demand and bears interest at prime plus 2.25% (2003 - 2.25%).

The bank indebtedness is collateralized by a general assignment of accounts receivable and inventory, a demand debenture providing a second fixed charge over property and immovable equipment, a first fixed charge over certain equipment and a floating charge over all assets.

The credit agreement which M&M has with the bank contains certain restrictive covenants with respect to maintenance of certain financial ratios, declaration and payment of dividends, advancement of funds to and from related parties and acquisition of unfunded capital assets. As at June 30, 2004 the Company was in compliance with all of these covenants.

During 2004, one of M&M's joint ventures obtained a credit facility in the amount of $1,000,000 which is repayable on demand and bears interest at the bank's prime lending rate plus 2% per annum. As security for this facility, both M&M and their joint venture partner provided guarantees of $1,000,000 each. Included in bank indebtedness is the Company’s proportionate share of the bank demand loan of $502,943 (2003 - Nil) related to this facility.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

7.    Bank Indebtedness and Restricted Cash - (Continued)

During 2003, one of M&M's joint ventures negotiated a credit facility in the amount of $1,000,000, which is repayable on demand and bears interest at the bank's prime lending rate plus 1.50% per annum. As security M&M has provided a $250,000 corporate guarantee for this credit facility. Included in bank indebtedness is the Company’s proportionate share of the bank demand loan of $200,535 (2003 - $93,000) related to this facility.

During 2003 M&M had a restricted cash balance of $1,218,070. This amount arose from NECL. As part of the contract with Aker Maritime Kiewit Contractors ("AMKC") to construct the module for the Whiterose oil development project, NECL was required to provide a 10% letter of credit guarantee for the duration of construction. This money was in escrow and the joint venture could not access it until it completed the project. The dollar amount of the letter of credit was proportionately consolidated and expired in 2004.

8.    Due to Shareholders

The amount of $42,000 (2003 - $402,419) is due to a shareholder and is non interest bearing and due on demand.

9.    Long-Term Debt

	2004	2003

Roynat Inc. mortgage maturing in 2008 with interest at Roynat cost of funds plus 3.25% (2004 - 6.37%; 2003 - 6.99%) repayable in monthly principal payments of $7,000, plus interest. The mortgage is collateralized by a first charge on the land and building of M&M, and a floating charge on all other assets subject to a prior floating charge in favour of the Canadian Imperial Bank of Commerce (see Note 7)	$353,400	$437,400

Capital leases on equipment, with interest at 0% to 15% (2003 - 5.41% to 12.45%) compounded semi annually, repayable in blended monthly payments of $14,000 (2003 - $13,000)	415,208	248,929

	768,608	686,329
Less: Current portion	226,499	158,309

	$542,109	$528,020

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

9.    Long-Term Debt - (Continued)

Principal repayments on the mortgage in each of the next five years and thereafter are estimated as follows:

2005	$84,000
2006	84,000
2007	84,000
2008	84,000
2009 and thereafter	17,400
Total	$353,400

Principal repayments on capital leases in each of the next five years and thereafter are estimated as follows:

2005	$142,499
2006	117,520
2007	82,774
2008	53,655
2009 and thereafter	18,760
Total	$415,208

10.    Share Capital

(a)    Authorized

Unlimited Common shares, without par value
Unlimited Class A Preference shares, Series 1
Unlimited Class A Preference shares, Series 2

(b)    Issued
	Number of
	Shares	Consideration

Common shares

Balance, as at June 30, 2002	10,578,645	$42,096,732

Issued pursuant to a private placement (i)	1,600,000	1,242,400
Share consolidation (ii)	(8,119,636)	-

Balance, as at June 30, 2004 and 2003	4,059,009	$43,339,132

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

10.    Share Capital - (Continued)

(i)	On December 20, 2002 the Company entered into a private placement financing with four arms-length investors. The Company issued four allotments of 133,333 (pre-consolidation 400,000) units at a price of US $1.50 (pre-consolidation US $0.50) per unit for net proceeds of US $800,000. Each unit is comprised of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one (1) common share at a purchase price of US $1.80 (pre-consolidation US $0.60) per common share exercisable for a period of two years after closing.

(ii)	On December 30, 2002, at the Annual Meeting of the Shareholders of the Company, the shareholders approved the consolidation of the Company's issued common shares on the basis that every three (3) pre-consolidated common shares will be converted into one (1) post-consolidation common share. On February 11, 2003 the Company filed Articles of Amendment consolidating the issued common shares on a one for three basis.

(c)    Warrants

The following common share purchase warrants are outstanding as at June 30, 2004:

Number of Warrants	Expiry Date	Price

533,332	December 31, 2004	US $ 1.80

The continuity of the common share purchase warrants is as follows:
Number of
Warrants

Balance, as at June 30, 2002	136,000

Expired	(96,000)
Issued pursuant to a private placement	1,600,000
Share consolidation (Note 10 (b)(ii))	(1,093,335)
Expired	(13,333)

Balance, as at June 30, 2004 and 2003	533,332

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

10.    Share Capital - (Continued)

(d)	Stock Option Plan

The Company has a Stock Option Plan (the "Plan") to provide incentive for the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. The maximum number of shares which may be set aside for issuance under the Plan is 20% of the outstanding common shares (811,802 common shares at June 30, 2004 (2003 - 811,802, 2002 - 266,667) common shares). At June 30, 2004 there were no options outstanding.

The continuity of stock options is as follows:

		Weighted
	Number of	Average
	Options	Exercise
		Price
Balance, June 30, 2002	295,000	$18.42

Share consolidation	(196,667)	-
Cancelled	(98,333)	18.42

Balance, June 30, 2004 and 2003	-	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

11.    Income Taxes

Significant components of the Company's future tax assets and liabilities are as follows:

	2004	2003

Future income tax assets:
Non-capital loss carryforwards	$3,361,334	$3,335,680
Capital losses	1,847,834	1,540,890
Oil and gas properties	1,105,100	245,400
Capital assets	14,777	80,060
Investments	174,487	131,690
Oakwell claim and other	2,908,202	2,267,363

	9,411,734	7,601,083
Non-capital losses applied	(213,920)	(448,140)
Valuation allowance	(9,167,590)	(7,152,943)

	$30,224	$-

Current portion	$30,224	$-

Long term portion	$-	$-

Future income tax liabilities
Unbilled revenue	$(499,403)	$(651,250)
Holdbacks	(16,782)	(99,790)

	(516,185)	(751,040)
Non capital losses applied	213,920	448,140

	$(302,265)	$(302,900)

Current portion	$(276,648)	$(302,900)

Long term portion	$(25,617)	$-

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

11.    Income Taxes - (Continued)

The Company's provision for income taxes is comprised as follows:

	2004	2003	2002

Net loss from continuing operations	$(2,114,077)	$(7,601,141)	$(536,535)

Combined federal and provincial income tax
rate	36%	38%	39%

Recovery of income tax calculated at
statutory rates	$(763,605)	$(2,888,434)	$(209,249)
Increase (decrease) in taxes resulting from:
Non-deductible expenses	15,953	32,305	21,263
Change in tax rates and other	(1,238,271)	1,716,521	280,821
Valuation allowance adjustment	2,014,647	1,585,943	502,000

Provision for income taxes	$28,724	$446,335	$594,835

The Company and its subsidiaries have non-capital losses of approximately $9,006,022 which are available to reduce future taxable income. These non-capital losses expire as follows:

2005	$335,017
2006	2,886,593
2007	1,938,149
2008	1,400,916
2009	1,318,930
2010	-
2011	1,126,417

The Company also has Cumulative Canadian oil and gas property expenses of $6,773,378 and capital loss carry forwards of $10,231,641. The income tax benefits of these expenses and capital loss carry forwards have not been recognized in these financial statements.

12.    Other Income

During 2004, included in other income is interest income of $187,440 and $55,954 of management fees received from a joint venture partner. During 2003, other income consisted of a gain on sale of marketable securities of $96,097 and interest income. During 2002, included in other income is a litigation settlement of $650,000, an overprovision of costs related to the Port aux Basques property that were settled in the amount of $214,500 and credits for workers compensation adjustments of prior years.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

13.    Changes in Working Capital and Non-Cash Transactions

Non-cash working capital transactions relating to funds from operations are as follows:

	2004	2003	2002

Accounts receivables	$(1,186,665)	$(1,285,263)	$(887,115)
Inventories and unbilled revenue	(13,876)	258,175	(1,612,963)
Prepaid expenses	(460,126)	(181,107)	7,711
Accounts payable and accrued liabilities	(1,379,002)	1,725,302	(124,855)
Deferred revenue	(2,047,304)	2,399,086	-
Restricted cash	1,218,070	(1,218,070)	-

	$(3,868,903)	$1,698,123	$(2,617,222)

(a)	Supplemental Cash Flow Information

	2004	2003	2002

Cash paid for interest	$174,309	$273,658	$136,009

(b)	Non-Cash Transactions

The Company entered into the following non-cash transactions:

	2004	2003	2002

Shares issued pursuant to settlement
of professional fees	$-	$-	$53,900
Shares issued pursuant to exercise
of warrant in settlement of
promissory notes	-	-	480,000
Capital assets purchased through
capital leases	313,226	195,841	57,340

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

14.    Commitments

Operating Leases

The Company has entered into agreements to lease vehicles and office equipment for various periods until the year 2007. The minimum rental commitments under operating leases are estimated as follows:

2005	$115,438
2006	84,989
2007	40,218

$240,645

15.    Financial Instruments

The carrying values of the financial instruments of the Company, with the exception of long term debt, approximate fair values due to the short term maturities and normal trade credit terms of those instruments. Included in cash is $93,271 (2003 - $1,067,486) held at one financial institution and $200,384 (2003 - $2,975,709) held at financial intermediaries.

The fair value of long term debt approximates its carrying value in 2004 and 2003 as the terms are variable based on the Roynat cost of funds.

M&M provides services and sells its products to many customers. Two customers represent 61% (2003 - two customers represent 53%) of M&M’s trade accounts receivable at year end. One customer represents 41% (2003 - one customer represents 33%; 2002 - one customer represents 32%) of the M&M’s revenue for the year. No suppliers represent a significant amount (2003 - four suppliers represent 29%) of M&M’s trade accounts payable at year end.

From time to time the Company may be required to arrange bonding on contract bids.

Included in administrative expenses is $159,070 (2003 -$122,440) in foreign exchange losses.

16.    Per Share Information

Net loss per share has been determined using the weighted average number of common shares outstanding as at June 30, 2004 - 4,059,009 (2003 - 3,806,224; 2002 - 2,212,795).

In each of the fiscal years the exercise of warrants and stock options would be anti-dilutive.

The weighted average number of common shares and net loss per share figures for prior year have been retroactively restated for a reverse stock split which occurred during fiscal 2003.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States

The Company's accounting policies do not differ materially from accounting principles generally accepted in the United States ("US GAAP") except for the following:

(a)	Stock Options

Under US GAAP (FAS 123), stock options granted to consultants are recognized as an expense based on their fair value at the date of grant. Prior to the adoption of the Canadian Institute Chartered Accountants ("CICA") section 3870, under Canadian GAAP the options were disclosed and no compensation expense was recorded. The calculation for the compensation of $Nil (2003 - $Nil, 2002 - $8,621) is based on the Black Scholes option pricing model with the assumption that no dividends are to be paid on common shares, a weighted average volatility factor for the Company's share price of Nil (2003 - Nil, 2002 - 0.31) for Nil (2003 - Nil, 2002 - 6,667) options issued during fiscal 2003 and a weighted average risk free interest rate of 5% over a four year period and a fair value of options of $Nil (2003 - $Nil, 2002 - $1.29) and a share price of $Nil (2003 - $Nil, 2002 - $8.10).

(b)	Interest Free Loans

Under US GAAP, the benefit of interest free loans is reflected as a discount to the debt and a credit to paid in capital. This discount is computed using the current borrowing rate available to the Company and amortized over the life of the debt.

(c)	Joint Venture

Under US GAAP, the Company would use the equity method of accounting for joint ventures rather than the proportionate consolidation method of accounting. For further information see Note 6.

(d)	Comprehensive Income

Under US GAAP, comprehensive income must be reported which is defined as all changes in equity other than those resulting from investments by owners and distributions to owners.

Other comprehensive income includes the unrealized holding gains and losses on the available-for-sale securities see Note 17(e).
(e)	Marketable Securities

Under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment in value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gains and losses are recognized as a separate item in the shareholder's equity section of the balance sheet unless impairments are considered other than temporary.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(f)	Oil and Gas Properties

Under US GAAP, the Company is required to discount future net revenues at 10% for purposes of calculating any required ceiling test write-down. In comparison, in applying the full cost method under US GAAP, the Company performs a ceiling test based on the same calculations used for Canadian GAAP except the Company is required to discount future net revenues at 10% as opposed to utilizing the fair market value and exclude probable reserves are excluded. A transitional impairment loss was recorded for Canadian GAAP purposes due to a change in accounting policy, whereas for US GAAP purposes a further write-down was recorded.

(g)	Modified Stock Options

Under US GAAP stock options that have been modified to reduce exercise price are accounted for as variable. Therefore, the option value is remeasured at the end of each period. During 2001, the Company repriced 19,167 options with an intrinsic value of $92,000 which has been included in the compensation expense adjustment. During 2002, these repriced options were exercised and an additional intrinsic value of $102,550 was recorded to the compensation expense adjustment on their respective measurement dates. These options were cancelled in 2003 and therefore no compensation expense was recorded in 2003 or 2004.

(h)	Recently issued Accounting Standards

    SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires that the Company complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. During 2002, the Company adopted the new CICA Section 3062, Goodwill and Other Intangibles for Canadian GAAP purposes as disclosed in Note 5. The Company also early adopted SFAS 142 which is similar to Section 3062 and results in the same transitional impairment loss of $2,056,832. This transitional impairment loss has been reported as a cumulative effect of a change in accounting principle. Goodwill had previously been amortized over 10 years.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

(h)	Recently Issued United States Accounting Standards (continued)

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for the fiscal year ending June 30, 2003. During 2002, Company early adopted the new CICA Section 3110 Asset Retirement Obligations for Canadian GAAP purposes as disclosed in Note 5. Section 3110 is similar to SFAS 143 except for the transitional provisions. Under US GAAP, the cumulative effect of the change in accounting principle would be shown and no retroactive adjustment would be made to the comparative figures. Under US GAAP, the cumulative effect of the change in accounting principle was considered to be immaterial.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liability and equity. It also requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective generally at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting a cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of this statement did not have a material effect on the financial position or results of operations.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP as allowed by Item 17/18 of Form 20F were followed, the effect on the consolidated balance sheet would be as follows:

	2004	2003

Total assets per Canadian GAAP	$23,262,596	$28,834,961
Unrealized gain on marketable securities (e)	108,650	50,612
Transitional impairment loss (Note 5)	1,945,786	-
Writedown oil and gas properties (f)	(2,200,588)	(1,044,000)

Total assets per US GAAP	$23,116,444	$27,841,573

Total liabilities per Canadian GAAP and US GAAP	$16,097,577	$17,581,355

Minority interest per Canadian and US GAAP	$75,141	$-

Total shareholders' equity per Canadian GAAP	$7,089,878	$11,253,606
Other paid in capital adjustment per US GAAP
Compensation expense (a)	413,102	413,102
Debt discount (b)	683,162	683,162
Accumulated other comprehensive income
Unrealized gain on marketable securities (e)	108,650	50,612
Deficit adjustments per US GAAP
Amortization of debt discount	(683,162)	(683,162)
Compensation expense	(413,102)	(413,102)
Writedown oil and gas properties	(254,802)	(1,044,000)

Total shareholders' equity per US GAAP	$6,943,726	$10,260,218

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

17.    Reconciliation to Accounting Principles
Generally Accepted in the United States - (Continued)

If US GAAP by Item 17/18 of Form 20F were followed, the effect on the consolidated statements of loss and comprehensive loss would be as follows:

	2004	2003	2002

Net loss from continuing operations
according to Canadian GAAP	$(2,217,942)	$(8,047,476)	$(1,131,370)
Compensation expense adjustment (a)	-	-	(111,171)
Amortization of debt discount (b)	-	-	(155,180)
Writedown oil and gas properties (f)	(1,156,588)	-	(1,044,000)

Net loss according to US GAAP before
cumulative effect of a change in accounting
principle	(3,374,530)	(8,047,476)	(2,441,721)
Cumulative effect of a change in accounting
principle	-	-	(2,056,832)

Net loss according to US GAAP	(3,374,530)	(8,047,476)	(4,498,553)
Unrealized (loss) gain on
marketable securities (e)	108,650	50,612	(34,077)

Comprehensive net loss according to
US GAAP	$(3,265,880)	$(7,996,864)	$(4,532,630)

Net loss available for common shareholders
according to US GAAP	$(3,374,530)	$(8,047,476)	$(4,498,553)

Basic and diluted net loss per common
share from continuing operations
according to US GAAP	$(0.83)	$(2.11)	$(1.10)

Loss per common share for the cumulative
effect of a change in accounting
principle for GAAP	$-	$-	$(0.93)

Basic and diluted net loss per common
share according to US GAAP	$(0.83)	$(2.11)	$(2.03)

Shares used in the computation of basic
and diluted earnings per share	4,059,009	3,806,224	2,212,795

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

18.    Subsequent Event

On September 20, 2004, the Company received an interest payment from VBC (see Note 2) net of India tax for the period March 31, 2004 to June 30, 2004 in the amount of $84,182 (US $62,800).

19.    Segmented Information

The Company's operations are separated into two distinct segments; the Industrial & Offshore Division, consisting of the operations of M&M and its wholly-owned subsidiary MMO, and the Oil & Gas Division performing oil and gas exploration and production. M&M and MMO are mechanical contracting and fabrication companies, performing installation, erection, welding, maintenance and ancillary fabrication services. All reportable segments are located in Canada.

The following is the Company's segmented information for continuing operations:

For the year ended June 30, 2004
	Industrial &
	Offshore	Oil & Gas		2004
		Division	Corporate	Total

Revenue	$33,406,327	$659,456	$-	$34,065,783

Interest expense	169,497	-	4,812	174,309

Amortization	345,094	458,230	-	803,324

Net earnings (loss) from
operations	1,627,664	(91,049)	(3,754,557)	(2,217,942)

Capital assets and oil and
gas interests	3,272,538	3,750,817	-	7,023,355

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

19.    Segmented Information (continued)

For the year ended June 30, 2003
	Industrial &
	Offshore	Oil & Gas		2003
	Division	Division	Corporate	Total

Revenue	$25,389,716	$579,749	$-	$25,969,465

Interest expense	268,443	-	5,215	273,658

Amortization	316,623	416,937	-	733,560

Net earnings (loss) from
operations	48,568	(116,377)	(7,979,667)	(8,047,476)

Capital assets and oil and
gas interests	3,166,786	4,444,038	-	7,610,824

For the year ended June 30, 2002
	Industrial &
	Offshore	Oil & Gas		2002
	Division	Division	Corporate	Total

Revenue	$21,561,858	$448,463	$-	$22,010,321

Interest expense	131,084	-	4,925	136,009

Amortization	321,991	376,622	-	698,613

Net earnings (loss) from
operations	187,642	(690,758)	(628,254)	(1,131,370)

Capital assets and oil and
gas interests	2,834,859	4,501,038	-	7,335,897

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

20.    Contingent Liability

In 1998 a statement of claim has been filed against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $240,000 (US $184,197) and entitlement to a success fee of 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has transpired since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in these financial statements for this claim.

21.    Oakwell Claim Payable

On October 16, 2003 the High Court of the Republic of Singapore ordered the Company to pay Oakwell Engineering Limited ("Oakwell") US $5,657,000 (approximately CDN $7,580,000) plus costs (the "Judgment"). The Company appealed the Judgment to the Court of Appeal of the Republic of Singapore. That Court dismissed the appeal on April 27, 2004. The Court of Appeal is the final Court of Appeal for Singapore.

On June 21, 2004, Oakwell filed an Application with the Superior Court of Justice for the Province of Ontario seeking to enforce the Judgment in Ontario. The hearing of that Application has been scheduled for December 6, 2004.

The Company is of the view that the Judgment was improperly granted against it and that valid defenses exist to prevent the enforcement of the Judgment in Ontario. The Company has provided a substantive response to the application and has brought its own application against Oakwell for a declaration that the Judgment is unenforceable in the Province of Ontario.

If the Judgment is enforced in Ontario, the Company’s financial condition would be materially and adversely affected.

A provision of CDN $7,915,681 has been made to these financial statements in relation to the Judgment.

EnerNorth Industries Inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)

June 30, 2004, 2003 and 2002

22.    Related Party Transactions

Effective June 30, 2004, a company controlled by a Director of the Company was awarded $42,000 as compensation for services rendered during the year on behalf of the Company. Effective June 30, 2003, a Director of the Company was awarded $90,000 as compensation for services rendered during the year on behalf of the Company.

During the year the Company entered into a nine month consulting agreement with another director whereby the Company director was remunerated US $45,000 for services rendered to the Company.

During the year the Company repaid $402,419 to a shareholder and a director of the Company.

Included in accounts receivable are advances due from an officer of the Company’s subsidiary of $2,815 (2003 - $10,246).

These transactions are in the normal course of business of the Company and measured at the exchange amount.

23.	Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the fiscal 2004 presentation.